Exhibit 99.1

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

March 28, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on March 28, 2022.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

March 28, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES 2021 AUDITED YEAR END FINANCIAL RESULTS

AND PROVIDES OPERATIONAL UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated
February 23, 2022.

Toronto, ON – March 28, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide a summary of the Company’s audited financial results for the year ended December 31, 2021 (all amounts in U.S. dollars, unless otherwise indicated), and provide a 2022 year-to-date update on operations. The Company’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2021 have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR at www.sedar.com.

Michel Amar, Chairman and CEO of Digihost, commented: “We are very pleased to report that 2021 has been a transformative year for the Company. The record-breaking results achieved by our team clearly illustrate the growth trajectory of Digihost as measured by the significant improvement in 2021 operating performance relative to 2020. Digihost’s management team executed on the Board’s strategic growth plan through the acquisition of new high performance BTC miners, entering into strategic partnerships and securing access to clean and renewable sources of power consistent with Digihost’s stated objective of fostering environmentally and socially responsible growth. I am happy to report that the momentum generated in 2021 has continued into 2022 as we work towards meeting our goal of being a leading blockchain technology company.”

Highlights for Fiscal 2021 are as follows:

•	Revenue of $24.95 million, an increase of 602% over 2020;
•	Net income of $0.3 million, compared to a net loss of $5.19 million for the year ended December 31, 2020;
•	EBITDA* of $14.01 million, adjusted for share-based compensation, an increase of 1,601% over 2020;
•	Total assets of $80.03 million, an increase of 384% over December 31, 2020;
•	Cash and cash equivalents of $34.41 million as at December 31, 2021 an increase of 658% compared to December 31, 2020;
•	Working capital of $30.70 million, an increase of 1,760% over December 31, 2020;
•	Property, plant and equipment consisting primarily of the Company’s BTC miners (73%) and mining infrastructure (27%) of $38.14 million, an increase of 487% compared to December 31, 2020;
•	Net book value per weighted average share (diluted): $3.13, an increase of 251% compared to December 31, 2020.

*	EBITDA is a non-IFRS financial measure and should be read in conjunction with, and should not be viewed as an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of non-IFRS measures included in the Company’s MD&A.

	Year Ended
(U.S.$ in thousands except per share data)	December 31 2021	December 31 2020
Revenue from digital currency mining	24,952	3,553
Cost of sales	(10,542)	(4,163)
Depreciation and amortization	(3,281)	(3,387)
Gross profit (loss)	11,129	(3,997)
General and administrative and other expenses	(10,646)	(1,788)
Gain on sale of property, plant and equipment	1,552	-
Loss on settlement of debt	(390)	-
Foreign exchange	359	-
Gain on disposition of cryptocurrencies	291	63
Other Income	98	44
Change in fair value - Miner Lease Agreement	529	-
Insurance Proceeds	-	110

Operating income (loss)	2,923	(5,568)
Net financial expenses	(333)	(258)
Net income (loss) before income taxes	2,590	(5,826)
Income tax expense	(127)	-
Deferred tax (expense) recovery	(2,173)	635
Net income (loss) for the year	289	(5,191)
Foreign currency translation adjustment	(385)	118
Revaluation of digital currency, net of tax	1,724	1,983
Total comprehensive income (loss) for the year	1,629	(3,090)
Basic and diluted loss per share	0.01	(0.44)
Weighted average number of subordinate voting shares outstanding – diluted	22,420,720	11,715,524

The Company met significant milestones during 2021, highlighted by the following achievements:

•	Closed approximately CAD$70,000,000 in equity financings;
•	Uplisted the Company’s exchange listing from the TSXV to the Nasdaq Capital Market;
•	Entered into a binding agreement to purchase a 60MW power plant in upstate New York (news release – March 24, 2021);
•	Executed a purchase agreement for 10,600 high performance BTC miners and accepted delivery of 7,200 of those miners by December 31, 2021;
•	Engaged international audit firm Raymond Chabot Grant Thornton LLP;
•	Increased the Company’s BTC holdings by 478 BTC during 2021 to a total balance of 632 BTC as at December 31, 2021.

The momentum generated by Digihost during 2021 has continued into the first quarter of 2022. Since the beginning of 2022, to-date, operational achievements of the Company are as follows:

•	The Company has mined 172.77 BTC, compared to 101.69 BTC mined during the same period in 2021, an increase of 70% year-over-year;
•	Digihost acquired 100 BTC on March 10, 2022, for investment purposes, at a cost of $39,320 per BTC;
•	Accepted delivery of the balance of all 10,600 high performance BTC miners acquired during 2021;
•	Steadily increased the Company’s hashrate as new BTC miners were deployed. The Company’s hashrate increased to approximately 415PH at December 31, 2021 from approximately 215PH at September 30, 2021, and has continued to grow to the current hashrate of approximately 720PH;
•	The Company is currently mining at a rate of approximately 3.35 BTC per day;
•	Closed a $10,000,000 committed, collateralized revolving credit facility;
•	Raised CAD$13,300,000 of institutional equity financing in a private placement at a premium to market price;
•	Secured premises in Houston, Texas to expand business operations.

Michel Amar commented: “Digihost continues to be very active in both debt and equity capital markets in order to optimize the Company’s capital structure, fund both existing operations and future growth and to allow the Company to continue to increase its BTC holdings. With existing cash and cash equivalents on hand of approximately $50 million the Company is currently well capitalized to fund all aspects of its business.”

Outlook

In 2021, the Company had adjusted EBITDA of $14.01 million and operated at an average hashrate of approximately 275PH. Upon full deployment of the 10,600 BTC miners now delivered and received, the Company anticipates increasing its hashrate to approximately 1.5EH in 2022, approximately 5.5 times the Company’s average hashrate of 275PH in 2021. At its current computing power of 720PH, the Company is generating approximately 3.35 BTC per day which would result in a production rate of approximately 6.7 BTC per day at an anticipated computing power of 1.5EH, based upon current network difficulty. Digihost is currently able to leverage its existing workforce to reach increased production levels without incurring additional costs, thereby decreasing the Company’s SG&A expenses as a percentage of total revenue.

Another critical success factor in Digihost’s strategic growth plan is access to clean sources of energy and on-demand program, interruptible power with utilities which will allow Digihost the ability to provide urgent power needs for local communities during extreme weather conditions. During 2021, the Company launched its DigiGreen initiative (news release: June 7, 2021), an industry-leading plan to reduce the Company’s already low carbon footprint by operating its business in an environmentally and socially responsible way. Currently, over 90% of the energy consumed by the Company in its BTC mining operations is from sources that create zero carbon emissions.

The following table provides a breakdown of the sources of energy consumed by Digihost in its BTC mining operations:

SOURCE OF ENERGY *	%
Hydro	42.68
Nuclear	41.19
Wind	6.45
Hydro pumped storage	0.56
Other renewables	1.15
Gas	7.00
Duel fuel	0.72
Coal	0.23
Oil	0.02

*	Source of Energy information obtained from NYISO: Zone A - E

During 2021, the Company entered into a binding agreement for the purchase of a 60MW independent power project in upstate New York (news release: March 14, 2021). The power facility has the capacity to accommodate approximately 17,000 new BTC miners. To-date, all required permits from the city of North Tonawanda, NY have been received and the Company is currently awaiting receipt of Public Service Commission approval to close the acquisition. The Company has completed significant infrastructure installation work on site at the facility and is currently running uninterrupted mining operations as it works toward completing the deployment of additional miners. The Company continues to pursue opportunities for expansion and vertical integration of clean sources of energy and has several initiatives it is currently pursuing.

Equity Financing

The Company also announces that it has closed its previously announced private placement of equity securities (the “Offering”). The offering was for gross proceeds of approximately CAD$13.3 million in a private placement of its equity securities and consisted of the sale of 3,029,748 subordinate voting shares of the Company (“Shares”) (or common share equivalents) and warrants to purchase up to 3,029,748 subordinate voting shares (“Warrants”), at a purchase price of CAD$4.40 per Share and associated Warrant. The Warrants have an exercise price of CAD$6.25 per Share and exercise period of three and one-half years from the issuance date.

The net proceeds of the Offering will be used by the Company primarily to acquire additional BTC miners, expand infrastructure and for general working capital purposes. In connection with the Offering, the investor and the Company canceled existing warrants to purchase up to 1,248,440 subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 2021 and existing warrants to purchase up to 1,781,308 subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 2021.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering. H.C. Wainwright & Co. received (i) a cash commission equal to 8.0% of the gross proceeds of the Offering and (ii) 242,380 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder thereof to purchase subordinate voting shares at an exercise price of CAD$6.25 per subordinate voting share at any time for a period of three and one-half years from the issuance date.

The securities issued in the Offering are subject to customary resale restrictions in the United States with no resale restrictions in Canada. No securities were offered or sold to Canadian residents in the Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release shall not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

At-the-Market Financing Update

On March 4, 2022, the Company entered into and commenced an offering agreement with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through the date hereof, the Company has not issued any securities pursuant to the ATM Program.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 720PH.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.